UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MARCHEX, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

56624R 10 8

(CUSIP Number)

Nicolas J. Hanauer

c/o Second Avenue Partners

1301 Second Avenue, Suite 2850

Seattle, Washington 98101

(206) 332-1201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56624R 10 8	SCHEDULE 13D	Page 2 of 5

1.	Names of Reporting Persons: Nicolas J. Hanauer
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 56624R 10 8	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D is being filed by Nicolas J. Hanauer (the “Reporting Person”) to amend the Schedule 13D filed on April 15, 2008 (as amended on June 4, 2008, December 18, 2008, May 26, 2010, September 6, 2013, and September 4, 2014, this “Schedule 13D”) and relates to shares of Class B Common Stock, $0.01 par value per share, of Marchex, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2.	Identity and Background.

a.	The Reporting Person filing this statement is Nicolas J. Hanauer.

b.	The business address of the Reporting Person is: c/o Second Avenue Partners, 1301 Second Avenue, Suite 2850, Seattle, WA 98101.

c.	The Reporting Person is a partner at Second Avenue Partners (located at 1301 Second Avenue, Suite 2850, Seattle, WA 98101), which is a Seattle-based venture capital firm.

d.	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended as follows:

On May 31, 2018, the Reporting Person and the Issuer entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) relating to the Issuer’s repurchase of 2,331,411 shares (the “Shares”) of Class B Common Stock, $0.01 par value per share, of the Issuer (the “Class B Common Stock”), constituting all of the shares of Class B Common Stock of the Issuer owned by the Reporting Person. On June 1, 2018, the transaction contemplated by the Repurchase Agreement was consummated. As a result of the disposition of the Shares, the Reporting Person no longer beneficially owns any Class B Common Stock. This Amendment No. 6 is the final amendment to this Schedule 13D and constitutes an exit filing.

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Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)	The Reporting Person no longer has any beneficial ownership of any shares of Class B Common Stock

(b)	The Reporting Person has no sole or shared power to vote or dispose of any shares of Class B Common Stock.

(c)	The Reporting Person has engaged in the following transactions in the past sixty (60) days:

Date of Transaction        Number of Shares Sold         Price Per Share

June 1, 2018                             2,331,411                            $2.43

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Class B Common Stock on June 1, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

On May 31, 2018, the Reporting Person and the Issuer entered into the Repurchase Agreement, pursuant to which the Issuer repurchased the Shares on June 1, 2018. The Shares were repurchased at a price of $2.43 per share. The Repurchase Agreement contains customary representations, warranties and covenants.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Stock Repurchase Agreement dated May 31, 2018 between Marchex, Inc. and Nicolas Hanauer (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 1, 2018 and incorporated herein by reference).

CUSIP No. 56624R 10 8	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2018	/s/ NICOLAS J. HANAUER
Nicolas J. Hanauer

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